SunAmerica Senior Floating Rate Fund, Inc.

AMENDED AND RESTATED

PLAN PURSUANT TO RULE 18F-3

SunAmerica Senior Floating Rate Fund, Inc. (the “Fund”) hereby adopts this amended and restated plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), setting forth the separate arrangement and expense allocation of each class of shares of the Fund. Any material amendment to this plan is subject to prior approval of the Board of Directors (the “Directors”), including a majority of the disinterested Directors.

CLASS CHARACTERISTICS

CLASS A SHARES:	Class A shares are subject to an initial sales charge, a distribution fee pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act (“Rule 12b-1 Plan”) payable at the annual rate of up to 0.10% of the average daily net assets of the class and an account maintenance fee payable under the Rule 12b-1 Plan at the annual rate of up to 0.25% of the average daily net assets of the class (the distribution fee and account maintenance fee applicable to each class of the Fund are collectively referred to herein as the “Rule 12b-1 Fees”). The initial sales charge is waived or reduced for certain eligible investors. In certain cases, as disclosed in the Prospectus and the Statement of Additional Information from time to time, Class A shares may be subject to a contingent deferred sales charge (“CDSC”) imposed at the time of redemption if the initial sales charge with respect to such shares was waived.

CLASS C SHARES:	Class C shares are not subject to an initial sales charge, but are subject to a CDSC of 1% during the first year after purchase. Class C shares are subject to a distribution fee payable under the Rule 12b-1 Plan at the annual rate of up to 0.50% of the average annual net assets of the class and an account maintenance fee payable under the Rule 12b-1 Plan at the annual rate of up to 0.25% of the average daily net assets of the class. The CDSC is waived for certain eligible investors.

INCOME AND EXPENSE ALLOCATIONS

Any realized and unrealized capital gains and losses will be allocated to each class on the basis of the total value of each class of shares of the Fund. Income, as well as expenses not allocated to a particular class, will be allocated based on the Settled Shares Method (as such term is defined in Rule 18f-3 under the 1940 Act).

DIVIDENDS AND DISTRIBUTIONS

Dividends and other distributions paid by the Fund to each class of shares, to the extent paid, will be paid on the same day and at the same time, and will be determined in the same manner and will be in the same amount, except that the amount of the dividends and other distributions declared and paid by a particular class may be different from that paid by another class because of Rule 12b-1 fees and other expenses borne exclusively by that class.

EXCHANGE PRIVILEGE

Class A shares and Class C shares of the Fund are generally exchangeable for the corresponding Class A shares and Class C shares of any other SunAmerica Mutual Fund (subject to certain minimum investment requirements) at the relative net asset value per share, as disclosed in the Prospectus and Statement of Additional Information from time to time.

GENERAL

A.	Each class of shares shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement and shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

B.	On an ongoing basis, the Directors, pursuant to their fiduciary responsibilities under the 1940 Act and otherwise, will monitor the Fund for the existence of any material conflicts among the interests of its several classes. The Directors, including a majority of the disinterested Directors, shall take such action as is reasonably necessary to eliminate any such conflicts that may develop. SunAmerica Asset Management Corp., the Fund’s investment manager, will be responsible for reporting any potential or existing conflicts to the Directors.

C.	For purposes of expressing an opinion on the financial statements of the Fund, the methodology and procedures for calculating the net asset value and dividends/distributions of the classes and the proper allocation of income and expenses among such classes will be examined annually by the Fund’s independent auditors who, in performing such examination, shall consider the factors set forth in the relevant auditing standards adopted, from time to time, by the American Institute of Certified Public Accountants and Financial Accounting Standards Board.

As amended and restated: August 25, 2009.

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